Exhibit 99.5

JOHN CURRIE

- and -

ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A.

SUPPORT AND VOTING AGREEMENT

February 26, 2014

SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of February 26, 2014;

BETWEEN:	ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A., a corporation incorporated under the the laws of France;

(hereinafter, the “Purchaser”);

AND:	JOHN CURRIE

(hereinafter, the “Holder”);

WHEREAS the Purchaser, Coastal Contacts Inc. (the “Corporation”) and 8800499 Canada Inc. (“Newco”) wish to enter into an acquisition agreement dated as of the date hereof (the “Acquisition Agreement”) contemplating an arrangement (the “Arrangement”) under the Canada Business Corporations Act and pursuant to which each shareholder of the Corporation at the effective time of the Arrangement will be entitled to receive $12.45 in cash per common share in the share capital of the Corporation (a “Share”) and each holder of Options will receive a cash payment in exchange for each Option equal to the amount by which the cash consideration to be received for each Share exceeds the exercise price payable under such Option to acquire one Share, in each case as set forth in the terms of the Acquisition Agreement;

WHEREAS the Holder is the registered and beneficial owner of the Shares and Options set forth on Schedule A hereto;

WHEREAS this support and voting agreement (this “Agreement”) sets out the terms and conditions of the agreement of the Holder to support the Arrangement and to comply with the other covenants set forth herein;

WHEREAS the Holder acknowledges that the Purchaser would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Holder;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Agreement, the following terms shall have the respective corresponding meaning:

“Acquisition Agreement” has the meaning ascribed thereto in the preamble of this Agreement; “Acquisition Proposal” has the meaning ascribed thereto in the Acquisition Agreement;

“Adverse Recommendation Change” has the meaning ascribed thereto in the Acquisition Agreement;

“Affiliate” has the meaning ascribed thereto in the CBCA;

“Agreement” has the meaning ascribed thereto in the preamble of this Agreement;

“Arrangement” has the meaning ascribed thereto in the preamble of this Agreement;

“Business Day” has the meaning ascribed thereto in the Acquisition Agreement;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder;

“Certificate of Arrangement” means the certificate attesting to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“Corporation” has the meaning ascribed thereto in the preamble of this Agreement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Effective Date” means the date shown on the Certificate of Arrangement, which date shall be determined in accordance with Section 2.5 of the Acquisition Agreement;

“Effective Time” has the meaning ascribed thereto in the Acquisition Agreement;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs (legal or conventional), priorities, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Governmental Entity” has the meaning ascribed thereto in the Acquisition Agreement;

“Holder Options” means the Options of which the Holder is the registered and beneficial owner as set forth on Schedule A hereto;

“Holder Shares” means the Shares of which the Holder is the registered and beneficial owner as set forth on Schedule A hereto;

“Laws” has the meaning ascribed thereto in the Acquisition Agreement;

“Newco” has the meaning ascribed thereto in the preamble of this Agreement;

“Option” means an option to purchase Shares granted under the Stock Option Plan;

“Outside Date” has the meaning ascribed thereto in the Acquisition Agreement;

“Parties” means the Holder and the Purchaser, and “Party” means either of them;

“Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Shares” has the meaning ascribed thereto in the preamble of this Agreement; and

“Stock Option Plan” means the amended and restated stock option plan of the Corporation confirmed by the shareholders of the Corporation on February 28, 2013;

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section, Schedule or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of, and Schedules to, this Agreement.

1.3                               Number and Gender

In this Agreement, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.4                               Date For Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                               Statutory References

In this Agreement, unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.6                               Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7                               Entire Agreement

This Agreement, the agreements and other documents herein referred to constitute the entire agreement between the parties pertaining hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof and thereof. Except as expressly represented and warranted herein, neither party shall be considered to have given any other express or implied representations or warranties with respect to the subject matter hereof, including as a result of oral or written statements.

ARTICLE 2

SUPPORT AND VOTING COVENANTS OF THE HOLDER

2.1                               Support of the Arrangement

The Holder hereby agrees, in his/her capacity as shareholder of the Corporation, that he/she will support the Arrangement and vote the Holder Shares, and any other voting securities of the Corporation directly or indirectly acquired by or issued to the Holder after the date hereof (including without limitation any Shares issued upon the exercise of the Holder Options), if any, in favour of the Arrangement and any other matter reasonably necessary for the consummation of the Arrangement (notwithstanding, if applicable, any Adverse Recommendation Change). If requested by the Purchaser, the Holder shall deliver or cause to be delivered to the Corporation duly executed proxies in favour of the Purchaser voting in favour of the Arrangement and any other matter reasonably necessary for the consummation of the Arrangement.

2.2                               Non-Solicitation of Acquisition Proposals

Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, Section 2.4), the Holder hereby covenants and agrees in favour of the Purchaser that he/she shall:

2.2.1                     not, directly or indirectly, through any shareholder, director, officer, employee, agent or representative of the Holder, take any action of any kind which would reasonably be expected to reduce the likelihood of, or interfere with, the completion of the Arrangement, including, but not limited to, any action to (i) solicit, assist, initiate, knowingly encourage, continue or otherwise facilitate (including by way of furnishing non-public information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, submissions, offers or proposals regarding any Acquisition Proposal, (ii) knowingly participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) influence the board of the Corporation to approve or recommend any Acquisition Proposal, or (iv) cause the Corporation to accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal;

2.2.2                     cease, and cause any shareholder, director, officer, employee, agent or representative of the Holder to cease, immediately all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal; and

2.2.3                     not, directly or indirectly, through any shareholder, director, officer, employee, agent or representative of the Holder, offer or commit to pay or pay any fee to any Person or assume or agree to reimburse the expenses of any Person as an inducement to the making of or otherwise in connection with any Acquisition Proposal.

2.3                               Inconsistent Transactions

Until the termination of this Agreement, the Holder irrevocably covenants and agrees in favour of the Purchaser to vote or to cause to be voted the Holder Shares and any other voting securities of the Corporation directly or indirectly acquired by or issued to the Holder after the date hereof (including without limitation any Shares issued upon the exercise of the Holder Options), if any, against any Acquisition Proposal at any meeting of shareholders held to consider any Acquisition Proposal.

2.4                               Fiduciary Duties of the Holder

Notwithstanding any provision of this Agreement to the contrary, if the Holder acts as a director or officer of the Corporation, the Holder shall not be limited or restricted in any way whatsoever in the exercise of his fiduciary duties or other legal obligations as a director or officer of the Corporation, including without limitation taking any action in such capacity that is permitted under the terms of the Acquisition Agreement (including, but not limited to, considering, responding to, participating in discussions regarding, negotiating, authorizing or causing the Corporation to accept or enter into any agreement, letter of intent, arrangement or understanding related to, an Acquisition Proposal and providing information to the party making such Acquisition Proposal in compliance with the Acquisition Agreement).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties of the Holder

The Holder represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

3.1.1                     Authority and Capacity. The execution and delivery by the Holder of this Agreement, and performance by the Holder of his/her obligations hereunder and the completion of the transactions contemplated hereby, will not result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under (i) any shareholders agreement or any other similar agreement or understanding with respect to the Shares with any party to which the Holder is a party to, or (ii) any applicable Laws.

3.1.2                     Ownership of Holder Shares. The Holder is the sole registered and beneficial owner of the Holder Shares, with good and marketable title thereto free of any and all Encumbrances. The Holder will not acquire prior to the Effective Date, any additional Shares (other than Shares acquired or deemed to be acquired by the Holder pursuant to the exercise of the Holder Options in connection with the Arrangement). No Person (other than the Purchaser) has any rights (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any portion of the Holder Shares or of any interest therein. The Holder is not the registered or beneficial owner of any Shares or securities convertible into or exercisable or exchangeable for Shares other than the Holder Shares and the Holder Options.

3.1.3                     Approvals and Consents. No sanction, ruling, consent, order, exemption, permit, declaration, filing, waiver or other approval of any Governmental Entity or other Person is required to be obtained by the Holder in connection with the execution and delivery of this Agreement.

3.2                               Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Holder as follows and acknowledges that the Holder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

3.2.1                     Authority and Capacity.

(a)                                 The Purchaser is duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation and has the right, corporate power and authority to enter into this Agreement and to perform all of the Purchaser’s obligations under this Agreement. The Purchaser and board of directors have taken all necessary or desirable actions, steps and corporate and other proceedings to duly approve or authorize the entering into and the execution, delivery and performance of this Agreement.

(b)                                 This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting creditors’ rights generally and to general principles of equity.

(c)                                  The execution and delivery by the Purchaser of this Agreement, and performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, will not result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of the Purchaser’ certificate of incorporation, articles, by-laws or other constituting documents, (ii) any shareholders agreement or any other similar agreement or understanding with any party to which the Purchaser is a party to, or (iii) any applicable Laws.

3.2.2                     Approvals and Consents. No sanction, ruling, consent, order, exemption, permit, declaration, filing, waiver or other approval of any Governmental Entity or other Person is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement.

ARTICLE 4

AMENDMENT AND TERMINATION

4.1                               Amendment

This Agreement may, at any time and from time to time prior to the Effective Date, be amended by mutual written agreement of the parties hereto.

4.2                               Termination

This Agreement shall terminate automatically upon the earlier of (i) the Effective Time or (ii) the termination of the Acquisition Agreement in accordance with its terms.  In addition, this Agreement may, at any time prior to the Effective Time, be terminated:

4.2.1                     by mutual written consent of the Purchaser and the Holder; or

4.2.2                     by notice in writing by the Purchaser to the Holder if the Holder is in default of any covenant or obligation hereunder or if any representation or warranty of the Holder under this Agreement shall have been at the date hereof, or subsequently becomes, untrue or incorrect in any material respect (which notice shall include details thereof).

Any such termination of this Agreement in accordance with this Article 4 shall render the provisions of this Agreement of no further force and effect and no party shall have any further liability or obligations to any other party hereunder, provided however that such termination shall not prejudice the rights of a party as a result of a breach by any other party of its obligations hereunder occurring prior to such termination. Upon termination of this Agreement, the Purchaser shall no longer be required to pursue the Arrangement.

ARTICLE 5

GENERAL

5.1                               Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

5.1.1                     If to the Holder at:

John Currie

c/o Coastal Contacts Inc.

Suite 320, 2985 virtual Way

Vancouver, BC V5M 4X7

5.1.2                     If to the Purchaser at:

Essilor International (Compagnie générale d’optique), S.A.

147 rue de Paris

94227 Charenton Cedex

France

Attention: Director for Legal Affairs and Group Development

with a copy (which shall not constitute notice) to:

Essilor of America, Inc.

13555 n. Stemmons Freeway

Dallas, TX 75234

Attention: General Counsel and Senior Vice President, Legal

And to:

Fasken Martineau DuMoulin LLP

The Stock Exchange Tower

Suite 3700, 800 Square Victoria

P.O. Box 242

Montreal, Quebec

H4Z 1E9

Attention: Mr. Robert Paré and Ms. Marie-Josée Neveu

Fax: 514.397.7600

E-mail:        rpare@fasken.com

mneveu@fasken.com

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery thereof.

5.2                               Assignment

No party hereto may assign its rights or obligations under this Agreement without the prior written consent of the other party, except that the Purchaser may assign all or part of its rights and/or obligations to a wholly-owned subsidiary, provided that the Purchaser shall remain liable solidarily with its assignee for any obligations hereunder.

5.3                               Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and no third party shall have any rights hereunder.

5.4                               Waiver and Modification

The Holder and the Purchaser may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective must be in writing executed by the party granting such waiver or consent. No waiver shall operate as a waiver of any other matter whatsoever.

5.5                               Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

5.6                               Notification of Certain Matters

The Purchaser and the Holder will give prompt notice to the other of the occurrence, or failure to occur of any event or state of facts of which it is aware which occurrence or failure would, or would be reasonably likely to (a) cause any of its representations or warranties contained herein to be untrue or inaccurate, or (b) result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it.

5.7                               Expenses

Each of the parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the transactions contemplated hereby.

5.8                               Public Announcements

Except to the extent required by Law, no public announcement or press release concerning the matters referred to in this Agreement may be made by the Purchaser or the Holder without the prior written consent of the other party. Except to the extent required by Law, no copy of this Agreement may be provided by the Purchaser or the Holder to any other person, except their respective directors, officers, employees, advisors, counsel or lenders, without the prior written consent of the other party, such consent not be unreasonably withheld. Notwithstanding the foregoing, this Agreement and the support of the Arrangement by the Holder may be referred to in a press release and publicly filed on SEDAR by the Purchaser and/or the Corporation and the

provisions of this Agreement may be summarized in any documents filed by the Corporation in connection with the public announcement of the Arrangement.

5.9                               Governing Laws

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as a British Columbia contract. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

5.10                        Time of Essence

Time shall be of the essence in this Agreement.

5.11                        Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Signatures in the form of facsimile or electronically imaged “PDF” shall be deemed to be original signatures for all purposes hereunder.

[Signature page follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A.

Per :	“Carol Xueref”
	Name:	Carol Xueref
	Title:	Corporate Senior Vice President, Legal Affairs and Development

“John Currie”
JOHN CURRIE

(Signature page of Support and Voting Agreement)

SCHEDULE A

Holder Shares and Holder Options

3,500 Common Shares

25,000 Options